                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No.  1)*

                     Optical Communication Products, Inc.
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                               (Name of Issuer)

               Class A Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  68382T 10 1
                             --------------------
                                (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

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  CUSIP NO. 68382T 10 1                 13G               Page 2 of 4 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Mohammad Ghorbanali
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [_]
                                                                (b) [_]
      Not Applicable.
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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          12,196,370(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          12,196,370(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      12,196,370(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)
                                                                    [_]
      Not Applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      10.9%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 68382T 10 1                 13G                      Page 3 of 4 Pages
---------------------                                      ---------------------

Item 1(a)  Name of Issuer:

               Optical Communication Products, Inc.
           --------------------------------------------------------------------

Item 1(b)  Address of Issuer's Principal Executive Offices:

               20961 Knapp Street
           --------------------------------------------------------------------
               Chatsworth, California 91331
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Item 2(a)  Name of Person Filing:

               Mohammad Ghorbanali
           --------------------------------------------------------------------

Item 2(b)  Address of Principal Business Office or, if none, Residence:

               20961 Knapp Street
           --------------------------------------------------------------------

               Chatsworth, California 91331
           --------------------------------------------------------------------

Item 2(c)  Citizenship

               United States
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Item 2(d)  Title of Class of Securities:

               Class A Common Stock, $0.001 par value per share
           --------------------------------------------------------------------

Item 2(e)  CUSIP Number:

               68382T 10 1
           --------------------------------------------------------------------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.
           --------------------------------------------------------------------

Item 4.    Ownership.

           (a)  Amount Beneficially Owned: 12,196,370(1)
                                           ------------------------------------

           (b)  Percent of Class: % 10.9%(2)
                                  ---------------------------------------------

           (c)  Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:      12,196,370
                                                                     ----------

                (ii)  Shared power to vote or to direct the vote:             0
                                                                     ----------

                (iii) Sole power to dispose or to direct the
                      disposition of:                                12,196,370
                                                                     ----------

                (iv)  Shared power to dispose or to direct the
                      disposition of:                                         0
                                                                     ----------

Item 5.    Ownership of Five Percent or Less of a Class.

               Not Applicable.
           --------------------------------------------------------------------

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.
           --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.
           --------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 68382T 10 1                 13G                      Page 4 of 4 Pages
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Item 8.  Identification and Classification of Members of the Group.

               Not Applicable.
           --------------------------------------------------------------------

Item 9.  Notice of Dissolution of a Group.

               Not Applicable.
           --------------------------------------------------------------------

Item 10. Certification.

               Not Applicable.
           --------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 11, 2002
                                              ----------------------------------
                                                            Date:

                                                     /s/ Mohammad Ghorbanali
                                              ----------------------------------
                                                          Signature

                                              Name:  Mohammad Ghorbanali
                                              Title: Chief Operating Officer


(1) Included in the number of shares Mr. Ghorbanali beneficially owns are: (i) 5,000,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee of the Mohammad Ghorbanali 2000 Trust dated October 1, 2000, (ii) 33,000 shares of Class A common stock held by Mohammand Ghoranali, as trustee of the Navid Ghorbanali Irrevocable Trust dated October 1, 2000, (iii) 33,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee for the Negar Ghorbanali Irrevocable Trust dated October 1, 2000, and (iv) options to purchase 3,181,150 shares of Class A common stock, all of which are presently exercisable or exercisable within 60 days of December 31, 2001.

(2) Calculated based on (i) 42,032,299 shares of Class A common stock outstanding as of December 31, 2001, (ii) the conversation of 66,000,000 shares of Class B common stock as of December 31, 2001 into an equivalent number of Class A common stock and (iii) the exercise of all options currently exercisable or exercisable within 60 days of December 31, 2001 held by Mr. Ghorbanali.